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                          May 10, 2022

       Ivan Trujillo
       Chief Legal Officer and Corporate Secretary
       Amerant Bancorp Inc.
       220 Alhambra Circle
       Coral Gables, FL 33134

                                                        Re: Amerant Bancorp
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 4, 2022
                                                            File No. 333-264679

       Dear Mr. Trujillo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Gessert at 202-551-2326 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance